UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 7, 2023, Castor Maritime Inc. (the “Company” or “Castor”) entered into a share purchase agreement (the “Purchase Agreement”) with Toro Corp. (“Toro”), pursuant to which Castor has agreed to issue and sell, and Toro has agreed to purchase, for an aggregate consideration of $50,000,000 in cash, 50,000 of Castor’s newly designated 5.00% Series D cumulative perpetual convertible preferred shares, par value $0.001 per share, with a cumulative preferred distribution accruing initially at a rate of 5.00% per annum on the stated amount of $1,000 per share (the “Series D Preferred Shares”).  The Series D Preferred Shares will be issued in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

Castor intends to use the net proceeds from the sale of the Series D Preferred Shares for vessel acquisitions, including to renew its fleet, and for other capital expenditures, working capital, and general corporate purposes, or a combination thereof.

Dividends on the Series D Preferred Shares accrue and are cumulative from their issue date and are payable quarterly on the 15th day of each January, April, July and October, with the first payment date occurring on October 15, 2023. On  the seventh anniversary of the issue date and annually thereafter, the dividend rate will be multiplied by a factor of 1.3, subject to a maximum dividend rate of 20% per annum in respect of any quarterly dividend period. If declared by Castor’s board of directors, dividends will be paid in either cash or Series D Preferred Shares. The Series D Preferred Shares are convertible, in whole or in part, at Toro’s option, subject to certain conditions, to common shares of Castor at any time after the first anniversary of their issue date, at the lower of (i) $0.70 per common share of Castor, and (ii) the value weighted average price of Castor’s common shares over the 5 consecutive trading day period immediately preceding the conversion, subject to a minimum conversion price of $0.30 per common share of Castor. A copy of the Statement of Designation of the Rights, Preferences and Privileges of the Series D Preferred Shares is attached to this report on Form 6-K as Exhibit 99.1.

Toro is a public company listed on the Nasdaq Capital Market. Toro’s Chairman, Chief Executive Officer and controlling shareholder, is also the Company’s Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder.  The transaction and its terms were approved by the independent and disinterested members of the board of directors of each of Castor and Toro, at the recommendation of their respective special committees of independent and disinterested directors, which negotiated the transaction and its terms.

The Purchase Agreement contains customary representations, warranties, and covenants of each party. Pursuant to the Purchase Agreement, Toro may not dispose of any of the Series D Preferred Shares for a period of 180 days after the closing date of the transaction. Castor has granted Toro certain registration rights with respect to the Series D Preferred Shares and the common shares issuable upon conversion thereof. Closing will occur on the date of the Purchase Agreement or at such other mutually agreed date. A copy of the Purchase Agreement is attached to this report on Form 6-K as Exhibit 99.2.

The summaries of the Statement of Designation and Purchase Agreement contained herein do not purport to be complete and are subject to, and qualified in their entirety by reference to, the applicable document filed as an exhibit hereto.

The information contained in this report on Form 6-K and Exhibits 99.1 and 99.2 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-236331, 333-240262 and 333-254977).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.
Dated: August 8, 2023
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and Chief Financial Officer